Medicus Pharma Ltd.

300 Conshohocken State Rd. Suite 200
W. Conshohocken, PA 19428

March 6, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Alan Campbell

Re:  Medicus Pharma Ltd.
Offering Statement on Form 1-A
Originally Filed February 14, 2025
CIK: CIK0001997296

Dear Ladies and Gentlemen:

We hereby request that the qualification date of the Offering Statement on Form 1-A, File No. 024-12573, as amended (the "Offering Statement"), relating to the offering of up to 2,222,222 units, each consisting of one common share, no par value, and one warrant to purchase one common share, of Medicus Pharma Ltd. (the "Company") be accelerated to March 6, 2025 at 5:00 PM ET or as soon thereafter as may be practicable.

Please contact Christopher J. Cummings of Paul, Weiss, Rifkind, Wharton & Garrison LLP, special counsel to the Company, at (212) 373-3434, as soon as the Offering Statement has been qualified, or if you have any other questions or concerns regarding this matter.

*****

Very truly yours,

By:  /s/ Raza Bokhari

Name: Dr. Raza Bokhari

Title:  Executive Chairman and Chief Executive Officer